Together

What To Expect

Hello,
As you know we're building the fastest growing investment community. We have our application in beta and we're offering our community a chance to own a piece of it.
I'm sure you have questions about our team, vision, plan, and opportunity. Therefore, we're opening the floor to everyone and anyone that has questions. Ken Mooso will be joined by one of his advisors, Shaunt Sarkissian, to discuss the market opportunity, problem, and solution. For more information please visit: https://wefunder.com/personafi

(Disclosure)
We are 'testing the waters' to gauge investor interest in an offering under Regulation Crowdfunding. No money or other consideration is being solicited. If sent, it will not be accepted. No offer to buy securities will be accepted. No part of the purchase price will be received until a Form C is filed and only through Wefunder’s platform. Any indication of interest involves no obligation or commitment of any kind.

Responses

Going | Maybe | Invited



TUESDAY, JULY 13, 2021 AT 5 PM MST
AMA PersonaFi